Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-211570

Relating to Preliminary Prospectus Supplement

Dated October 3, 2017 to Prospectus Dated October 3, 2017

Pricing Term Sheet

National Storage Affiliates Trust

6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest

(Liquidation Preference $25.00 per share)

October 3, 2017

Issuer:	National Storage Affiliates Trust

Security:	6.000% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (“Series A Preferred Shares”)

Number of Shares:	6,000,000 Series A Preferred Shares (6,900,000 Series A Preferred Shares if the underwriters’ option to purchase additional shares solely to cover over allotments is exercised in full)

Public Offering Price:	$25.00 per share; $150,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discount:	$0.7875 per share; $4,725,000 total (not including the underwriters’ option to purchase additional shares)

Net Proceeds:

The Issuer estimates that the net proceeds to the Issuer from this offering will be $144,775,000 (or $166,566,250 if the underwriters exercise their option to purchase additional Series A Preferred Shares in full) after deducting the underwriting discount and other estimated offering expenses payable by the Issuer.

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after October 11, 2022 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control)

Pricing Date:	October 3, 2017

Settlement Date:	October 11, 2017 (T + 5)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:

6.000% per annum of the $25.00 per share liquidation preference (equivalent to a fixed annual rate of $1.50 per share), accruing from October 11, 2017. The first dividend on the Series A Preferred Shares is scheduled to be paid on December 31, 2017 and will be a pro rata dividend from and including the original issue date to and including December 31, 2017 in the amount of $0.33333 per share.

Dividend Payment Dates:	Quarterly on or about the last day of March, June, September and December of each year, beginning on December 31, 2017

Optional Redemption:

On and after October 11, 2022, the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the redemption date.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series A Preferred Shares, in whole or in part within 120 days after the first date on which such Change of Control occurred, for cash, at a redemption price of $25.00 per share, plus any accrued and unpaid dividends to, but not including, the redemption date. If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the Series A Preferred Shares (whether the optional redemption right or the special optional redemption right), the holders of Series A Preferred Shares will not have the conversion rights described below.

Change of Control:

A “Change of Control” is when, after the original issuance of the Series A Preferred Shares, the following have occurred and are continuing:

•                       the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer entitling that person to exercise more than 50% of the total voting power of all shares of the Issuer entitled to vote generally in the election of the Issuer’s trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•                       following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity (or if, in connection with such transaction, common shares are converted into or exchangeable for (in whole or in part) common equity securities of another entity, such entity) has a class of common equity securities (or ADRs representing such securities) listed on the New York Stock Exchange (“NYSE”), the NYSE American LLC (“NYSE AMER”), or the NASDAQ Stock Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE AMER or NASDAQ.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series A Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series A Preferred Shares as described above) to convert some or all of the Series A Preferred Shares held by such holder on the Change of Control Conversion Date into a number of the Issuer’s common shares per Series A Preferred Share to be converted equal to the lesser of:

•                       the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference per Series A Preferred Share to be converted, plus (y) the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Preferred Shares dividend payment and prior to the corresponding Series A Preferred Share dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Share Price (as defined below); and

•                       2.04666 (the “Share Cap”), subject to certain adjustments,

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common shares), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common shares as described in the preliminary prospectus supplement.

If, on or prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series A Preferred Shares will not have any right to convert Series A Preferred Shares, and any Series A Preferred Share selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series A Preferred Shares are to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series A Preferred Shares.

The “Common Share Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common shares is solely cash, the amount of cash consideration per common share of the Issuer or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common shares is other than solely cash (x) the average of the closing sale prices per common share of the Issuer (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common shares are then traded, or (y) the average of the last quoted bid prices for the Issuer’s common shares in the over-the-counter market as reported by OTC Markets Group, Inc. or a similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common shares are not then listed for trading on a U.S. securities exchange.

If the Common Share Price is less than $12.215 (which is approximately 50% of the per-share closing sale price of the Issuer’s common shares reported on the NYSE on October 2, 2017), subject to adjustment, the holders will receive a maximum of 2.04666 of the Issuer’s common shares per share of Series A Preferred Shares, which may result in a holder receiving a value that is less than the liquidation preference of the Series A Preferred Shares.

CUSIP/ISIN:	637870 205 / US6378702053

Listing:

The Issuer intends to apply to list the Series A Preferred Shares on the NYSE under the symbol “NSA Pr A”. If the application is approved, trading of the Series A Preferred Shares on the NYSE is expected to commence within 30 days after the date of initial delivery of the Series A Preferred Shares.

Joint Book-Running Managers:	Wells Fargo Securities, LLC

Morgan Stanley & Co. LLC

Jefferies LLC

Senior Co-Managers:	BMO Capital Markets Corp. Capital One Securities, Inc. KeyBanc Capital Markets Inc. Robert W. Baird & Co. Incorporated U.S. Bancorp Investments, Inc.

	For the six months ended June 30, 2017	For the fiscal year ended December 31, 2016
Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends(1)(2)	2.29	1.67

(1) The Issuer had no preferred shares outstanding for the periods indicated

(2) In calculating the pro forma ratio of earnings to combined fixed charges and preferred share dividends, the Issuer assumed that the Series A Preferred Shares offered by the preliminary prospectus supplement were issued on the first day of the applicable period and the application of the net proceeds of this offering to repay borrowings outstanding under the Issuer’s revolving line of credit (but prior to redrawing any such amounts on its revolving line of credit), as discussed under “Use of Proceeds” in the Issuer’s preliminary prospectus supplement. For purposes of this pro forma calculation, the Issuer has assumed the repayment of $144,775,000 of its outstanding borrowings under its revolving line of credit with the net proceeds from this offering.

The Issuer has filed a registration statement (including a base prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it by contacting: Wells Fargo Securities, LLC at Wells Fargo Securities, LLC, Attention: WFS Customer Service, 608 2nd Avenue South, Minneapolis, MN 55402; by telephone at 800-645-3751 (toll-free) or by email at WFSCustomerService@Wellsfargo.com, or Morgan Stanley & Co LLC at Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; by telephone at 866-718-1649 (toll-free) or by email at Prospectus@MorganStanley.com.